SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549



                            FORM 11-K



                          ANNUAL REPORT



                         SEC NO. 1-5998



                PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934



             FOR THE FISCAL YEAR ENDED JUNE 30, 1995




A. Full title of the Plan:

     MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                MARSH & McLENNAN COMPANIES, INC.
                   1166 Avenue of the Americas
                     New York, NY 10036-2774

                MARSH & McLENNAN COMPANIES, INC.


        INFORMATION REQUIRED FOR FORM 11-K ANNUAL REPORT

        MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

                          JUNE 30, 1995


ITEM 1. CHANGES IN THE PLAN

During 1994, the Board of Directors (the "Board") of Marsh &
  McLennan Companies, Inc. (the "Company") authorized the conversion of the Marsh & McLennan Companies Stock Investment Plan (the "Plan") into an Employee Stock Ownership Plan ("ESOP") as defined in the Internal Revenue Code. This conversion was effective July 1, 1994 and (i) allows participants the option to receive dividends on their MMC shares as cash payments each quarter, and (ii) gives participants the option of taking an in-service withdrawal or a full distribution in shares of MMC stock rather than cash. Amendments to the Plan were also made at the time of conversion which (i) allows participants whose combination of age and years of Plan participation equal at least 65 to elect investment diversification, (ii) eliminates the 24-month maturation period on the Company match, and (iii) provides for automatic distribution of account balances of $3,500 or less to former employees.


ITEM 2. CHANGES IN INVESTMENT POLICY

There were no material changes which took effect during the year ended June 30, 1995 in the investment policy of the Plan.


ITEM 3. CONTRIBUTIONS UNDER THE PLAN

Not applicable.


ITEM 4. PARTICIPATING EMPLOYEES

There were 9,885 participants in the Plan as of June 30, 1995.
  By fund, the participants had approximately 9,358, 2,693, 1,205 and 2,013 active accounts in the Stock Fund, Mutual Fund Shares Fund, Fixed Income Fund and Loan Fund, respectively. The total number of participants in the Plan was less than the sum of the number of accounts in the individual funds because some participants participated in more than one fund.

ITEM 5. ADMINISTRATION OF THE PLAN


(a) Bankers Trust Company acts as trustee of the Plan's assets.
    William M. Mercer, Inc., 301 Tresser Blvd., Stamford,
    Connecticut 06901 (a wholly-owned subsidiary of the Company), acts as recordkeeper, maintaining participant account records and preparing monthly valuations and quarterly reports.

(b) All trustee, recordkeeping and audit fees were paid by Marsh
    & McLennan Companies, Inc. and not the Plan.

ITEM 6. CUSTODIAN OF INVESTMENTS

(a) Bankers Trust Company, 34 Exchange Place, Jersey City, N.J.
    07303, acts as custodian of the securities and other investments of the Plan.

(b) Custodian fees are paid by the Company, and not by the Plan;
    however, brokerage commissions and transfer taxes on stock purchases are paid by the Plan.

(c) Bankers Trust Company carries a $125,000,000 Bankers'
    Blanket Bond in excess of a $10,000,000 deductible and $375,000,000 in Excess Transit Insurance.


ITEM 7. REPORTS TO PARTICIPATING EMPLOYEES

Each participant in the Plan receives a statement as of the end of each quarter setting forth their account balance. In addition, each participant in the Plan is provided with an employee benefits handbook containing Plan information and documents constituting part of a Prospectus related to the Plan.

To obtain additional information about the Plan, participants may contact the Plan Administrator at:

               Marsh & McLennan Companies, Inc.
               1166 Avenue of the Americas
               New York, New York  10036-2774
               Telephone (212) 345-5000


ITEM 8. INVESTMENT OF FUNDS

Not applicable.

ITEM 9. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial statements

    The financial statements of the Plan are included in this Form 11-K and consist of the statements of financial condition of the Plan as of June 30, 1995 and 1994, the statements of income and changes in plan equity for each of the two years in the period ended June 30, 1995, and the report of Deloitte & Touche LLP, independent auditors, with respect thereto.

    This Form 11-K also includes the supplemental schedule of investments as of June 30, 1995 and 1994 and the supplemental schedule of reportable transactions for the period ended June 30, 1995.

(b) Exhibits

    None.

                          SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
COMMITTEE has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                MARSH & McLENNAN COMPANIES STOCK
                                         INVESTMENT PLAN
                                         (Name of Plan)



Date:  December 1, 1995    By:      /s/  Frank J. Borelli
                                   Chairman, Stock Investment
                                         Plan Committee

INDEPENDENT AUDITORS' REPORT

To Marsh & McLennan Companies Stock Investment Plan Committee:

We have audited the accompanying statements of financial condition of the Marsh & McLennan Companies Stock Investment Plan (the "Plan") as of June 30, 1995 and 1994, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at June 30, 1995 and 1994, and the income and changes in plan equity for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Investments and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of financial condition and the statements of income and changes in plan equity is presented for the purpose of additional analysis rather than to present the financial condition and income and changes in plan equity of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

December 1, 1995
New York, New York
MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 1995
                       Supplemental Information By Fund

                                                     Mutual Fund
 ASSETS                                   Stock         Shares

CASH AND CASH EQUIVALENTS             $    -        $   977,841

INVESTMENTS AT MARKET VALUE:
  Common stock of
   Marsh & McLennan Companies, Inc.
   (4,740,904 shares,cost $302,531,096) 384,605,837       -
  Putnam Investors Fund, Inc.
    (1,361,337 shares, cost $10,976,784)   -         11,761,953
  The Putnam Fund for Growth and Income
    (1,778,373 shares, cost $22,864,945)   -         26,462,197
  Putnam Global Growth Fund
    (217,258 shares, cost $2,032,373)      -          2,092,196
   Putnam Diversified Income Fund
    (163,356 shares, cost $1,924,781)      -          1,948,831
   Putnam Voyager Fund
    (1,872,222 shares, cost $19,906,546)   -         25,256,272
   Fixed Income Fund (cost $92,177,375)    -             -

                                       384,605,837   67,521,449

LOANS RECEIVABLE - PARTICIPANTS            -             -

DIVIDENDS AND INTEREST RECEIVABLE        3,444,613      189,237

RECEIVABLE FROM (PAYABLE TO) COMPANY:
   Contributions                            30,110          (29)
   Employee Deposits                        (2,411)        (699)

                                            27,699         (728)

        TOTAL ASSETS                  $388,078,149  $68,687,799





      Fixed
     Income        Loan           Total

$ 5,184,411    $       197    $  6,162,449





      -             -          384,605,837

      -             -           11,761,953

      -             -           26,462,197

      -             -            2,092,196

      -             -            1,948,831

      -             -           25,256,272

  92,177,375        -           92,177,375

  92,177,375        -          544,304,661

      -         15,313,671      15,313,671

     514,975         -           4,148,825

      (2,930)       -               27,151
         616        -               (2,494)

      (2,314)       -               24,657

$ 97,874,447   $15,313,868    $569,954,263

                                                     Mutual Fund
    LIABILITIES AND PLAN EQUITY           Stock         Shares


PAY TO EMPLOYEES FOR PARTICIPANT LOANS  $     -     $     -

INTERFUND PAYABLE (RECEIVABLE)          1,491,833     (336,189)

PAYABLE FOR INVESTMENTS PURCHASED             -        187,514

PLAN EQUITY                            86,586,316   68,836,474


   TOTAL LIABILITIES AND PLAN EQUITY $388,078,149  $68,687,799



See notes to financial statements.

   Fixed
   Income          Loan           Total


$  -           $   642,078    $    642,078

    (513,566)     (642,078)          -

   -                -              187,514

  98,388,013    15,313,868     569,124,671


$ 97,874,447   $15,313,868    $569,954,263

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 1994
                       Supplemental Information By Fund


                                                    Mutual Fund
         ASSETS                         Stock          Shares

CASH AND CASH EQUIVALENTS            $  1,648,580     $ 94,720

INVESTMENTS AT MARKET VALUE:
   Common stock of
    Marsh & McLennan Companies, Inc.
    (4,769,504 shares,cost $287,836,422) 397,657,396    -
   Putnam Investors Fund, Inc.
    (910,404 shares, cost $7,528,285)       -        6,946,380
   The Putnam Fund for Growth and Income
    (1,336,644 shares, cost $16,768,644)    -       17,496,668
   Putnam Daily Dividend Trust
    (1,852,001 shares, cost $1,852,001)     -        1,852,001
   Putnam American Government Trust
    (207,609 shares, cost $2,140,748)       -        1,721,077
   Putnam Voyager Fund
    (1,135,735 shares, cost $10,947,648)    -       12,334,080
   Fixed Income Fund (cost $100,876,367)    -           -

                                      397,657,396   40,350,206

LOANS RECEIVABLE - PARTICIPANTS             -           -

DIVIDENDS AND INTEREST RECEIVABLE       3,468,528      155,380

RECEIVABLE FROM (PAYABLE TO) COMPANY:
   Contributions                         (541,087)      65,216
   Employee Deposits                       61,763        9,831

                                         (479,324)      75,047

        TOTAL ASSETS                 $402,295,180  $40,675,353





      Fixed
      Income            Loan           Total

   $   455,345      $       179    $  2,198,824




      -                  -          397,657,396

      -                  -            6,946,380

      -                  -           17,496,668

      -                  -            1,852,001

      -                  -            1,721,077

      -                  -           12,334,080
    100,876,367          -          100,876,367

    100,876,367          -          538,883,969

         -           14,271,237      14,271,237

        531,232           -           4,155,140

         10,266          -        (465,605)
          9,381          -               80,975

         19,647          -             (384,630)

   $101,882,591     $14,271,416    $559,124,540

                                                    Mutual Fund
    LIABILITIES AND PLAN EQUITY         Stock          Shares

PAY TO EMPLOYEES FOR PARTICIPANT LOANS  $  -           $  -

INTERFUND PAYABLE (RECEIVABLE)           604,308        38,778

PAYABLE FOR INVESTMENTS PURCHASED          -           148,567

PLAN EQUITY                          401,690,872    40,488,008

   TOTAL LIABILITIES AND PLAN EQUITY$402,295,180  $ 40,675,353



See notes to financial statements.

      Fixed
      Income            Loan           Total

$     -            $   691,795    $    691,795

      48,709          (691,795)           -

      -                   -            148,567

 101,833,882        14,271,416     558,284,178

$101,882,591       $14,271,416    $559,124,540

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED JUNE 30, 1995


                       Supplemental Information By Fund

                                             Mutual Fund
                                  Stock         Shares

INVESTMENT INCOME:
   Dividends                  $ 13,850,600   $ 2,849,876
   Interest                      1,194,972       113,579
                                15,045,572     2,963,455
NET REALIZED AND UNREALIZED
APPRECIATION/(DEPRECIATION) IN
MARKET VALUE OF INVESTMENTS    (10,092,133)    8,318,168
                                 4,953,439    11,281,623

CONTRIBUTIONS:
   Employers                    16,554,785       331,097
   Employees-
     Pre-tax                    23,894,676       608,513
     After-tax                   5,579,825       110,029
     Rollovers                     444,571     2,521,583

                                46,473,857     3,571,222
DISTRIBUTIONS TO AND WITHDRAWALS
   BY EMPLOYEES                (37,845,029)   (4,244,362)

NET TRANSFERS BETWEEN FUNDS    (28,686,823)   17,739,983

INC/(DEC) IN PLAN EQUITY       (15,104,556)   28,348,466

PLAN EQUITY, June 30, 1994     401,690,872    40,488,008

PLAN EQUITY, June 30, 1995    $386,586,316   $68,836,474


See notes to financial statements.
   Fixed
   Income          Loan           Total


$    -         $    -         $ 16,700,476
   6,175,588           212       7,484,351
   6,175,588           212      24,184,827


     -              -           (1,773,965)
   6,175,588           212      22,410,862


     319,245        -           17,205,127

     608,301        -           25,111,490
     115,235        -            5,805,089
     495,975        -            3,462,129

   1,538,756        -           51,583,835

 (20,327,584)     (737,229)    (63,154,204)

   9,167,371     1,779,469          -

  (3,445,869)    1,042,452      10,840,493

 101,833,882    14,271,416     558,284,178

$ 98,388,013   $15,313,868    $569,124,671

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
FOR THE YEAR ENDED JUNE 30, 1994

                       Supplemental Information By Fund


                                             Mutual Fund
                                  Stock         Shares
INVESTMENT INCOME:
   Dividends                  $ 13,023,637   $ 2,693,894
   Interest                        831,265        69,633
                                13,854,902     2,763,527
NET REALIZED AND UNREALIZED

  DEPRECIATION IN MARKET
  VALUE OF INVESTMENTS         (19,880,777)   (2,225,858)
                                (6,025,875)      537,669

CONTRIBUTIONS:
   Employers                    17,081,405       191,749
   Employees-
     Pre-tax                    23,331,053       376,529
     After-tax                   6,952,167        81,135
     Rollovers                     369,644     2,571,292

                                47,734,269     3,220,705

DISTRIBUTIONS TO AND WITHDRAWALS
   BY EMPLOYEES                (42,071,691)   (2,698,920)

NET TRANSFERS BETWEEN FUNDS    (16,519,765)    8,517,232

INC/(DEC) IN PLAN EQUITY       (16,883,062)    9,576,686

PLAN EQUITY, June 30, 1993     418,573,934    30,911,322

PLAN EQUITY, June 30, 1994    $401,690,872   $40,488,008

See notes to financial statements.





   Fixed
   Income          Loan           Total

$    -         $    -         $ 15,717,531
   6,646,234         4,227       7,551,359
   6,646,234         4,227      23,268,890


     -              -          (22,106,635)
   6,646,234         4,227       1,162,255


     423,597        -           17,696,751

     754,400        -           24,461,982
     206,782        -            7,240,084
     295,684        -            3,236,620

   1,680,463        -           52,635,437


 (22,482,089)     (354,965)    (67,607,665)

   2,446,484     5,556,049          -

 (11,708,908)    5,205,311     (13,809,973)

 113,542,790     9,066,105     572,094,151

$101,833,882   $14,271,416    $558,284,178

        MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN

                  NOTES TO FINANCIAL STATEMENTS

                          JUNE 30, 1995



(1) Accounting for the Plan:

     The Marsh & McLennan Companies Stock Investment Plan (the
      "Plan") is a defined contribution plan which allows participants to contribute through payroll deductions from 2% to 12% of their salary, on a before and/or after-tax basis. Effective July 1, 1994, the Plan was converted to an Employee Stock Ownership Plan. The Company contributes to the Plan matching contributions in an amount equal to two-thirds of the aggregate amount of before and after-tax contributions made by or on behalf of participants employed by it, but only up to the first six percent (6%) of the aggregate of such contributions made by or on behalf of each such participant. The Company's matching contributions to a participant are suspended for 12 months if the participant makes certain in-service withdrawals
      from their Account.   Employee and Company contributions
      are subject to certain limitations in accordance with Federal Income Tax Regulations.

     The accompanying financial statements of the Plan have been prepared on an accrual basis. Interest and dividend income are recognized when earned. Security transactions are recorded on a trade date basis.

     The employee benefits handbook, containing Plan information and documents constituting part of a Prospectus, is provided to each participant in the Plan.


(2) Related party transactions:

     The Putnam Investors Fund, Inc., The Putnam Fund for Growth and Income, the Putnam Daily Dividend Trust, the Putnam American Government Trust, the Putnam Voyager Fund, the Putnam Global Growth Fund and the Putnam Diversified Income Fund are managed by Putnam Investments, Inc., a wholly-owned subsidiary of the Company. During fiscal 1995, the Putnam Daily Dividend Trust and the Putnam American Government Trust were no longer offered as investment choices under the Plan. Assets invested in these mutual funds were transferred to other mutual fund investments at the direction of the participants.

     The recordkeeper for the Plan, William M. Mercer, Inc. is a wholly-owned subsidiary of the Company.

(3) Loans receivable-participants:

     Plan participants may borrow funds from their account subject to certain limits and conditions. Outstanding loans, which are secured by the participants' interest in the Plan, are generally repaid through payroll deductions or, at the option of the participant, the total outstanding balance may be prepaid anytime after the completion of 12 months of loan repayments. Participants' loan repayments and any interest due are paid into the participants' account.

      During the Plan years ended June 30, 1995 and 1994, new loans to participants amounted to $6,936,251 and $9,371,875, respectively and repayments from participants, including interest, amounted to $6,219,188 and $4,600,681, respectively.

(4) Fixed income investments:

     The investments in the Fixed Income Fund are shown in the statements of financial condition at cost plus accrued interest as of June 30, 1995 and 1994. The investments in the Fixed Income Fund are guaranteed by the issuing institution as to principal and interest.


(5) Federal income taxes:

     The Internal Revenue Service has determined and informed the Company by a letter dated January 25, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes has been included in the Plan's financial statements.


(6) Payable for employees' accounts withdrawn:

     Payables to employees who have elected to withdraw from their account but have not yet been paid, amounted to $6,098,920 and $5,868,760 at June 30, 1995 and 1994,
      respectively. These amounts have not been accrued as liabilities in the accompanying financial statements.

                           SCHEDULE I

MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE OF INVESTMENTS
AS OF JUNE 30, 1995 AND 1994


 PRINCIPAL AMOUNT OR
  NUMBER OF SHARES
  1995        1994

 6,162,449  2,198,824 CASH AND CASH EQUIVALENTS

                      COMMON STOCK:
 4,740,904  4,769,504  MARSH & McLENNAN COMPANIES, INC.

                      MUTUAL FUNDS:
 1,361,337    910,404  PUTNAM INVESTORS FUND, INC.
 1,778,373  1,336,644  THE PUTNAM FUND FOR GROWTH & INC
         -  1,852,001  PUTNAM DAILY DIV. TRUST
         -    207,609  PUTNAM AMERICAN GOV. TRUST
 1,872,222  1,135,735  PUTNAM VOYAGER FUND
   217,258          -  PUTNAM GLOBAL GROWTH FUND
   163,356          -  PUTNAM DIVERSIFIED INCOME FUND

                      FIXED INCOME FUND:
                       INSURANCE COMPANY GUARANTEED
                       INVESTMENT CONTRACTS:
         - 15,962,152   COMMONWEALTH INSURANCE CO.,
                         VARIABLE RATE, OPEN ENDED
         -  4,071,741   EQUITABLE LIFE COMPANIES
                         9.90%, DUE SEPTEMBER 30, 1994
         -  5,493,104   PROVIDENT NATIONAL ASSURANCE CO.,
                         10.15%, DUE SEPTEMBER 30, 1994
24,879,579 23,199,906   PRUDENTIAL INSURANCE COMPANY,
                         7.24%, DUE JANUARY 31, 1997
11,100,608 15,848,843   PRINCIPAL MUTUAL LIFE INS. CO.,
                         5.01% DUE MARCH 31, 1998
 5,563,327 15,870,454   HARTFORD LIFE INSURANCE CO.,
                         5.15%, DUE MARCH 31, 1998
10,792,171 10,109,762   METROPOLITAN LIFE INSURANCE CO.,
                         6.75%, DUE MARCH 31, 1999
10,896,284 10,320,405   TRAVELERS INSURANCE CO.,
                         5.58%, DUE SEPTEMBER 30, 1997
 5,627,435          -   HARTFORD LIFE INSURANCE CO.
                         7.02%, DUE OCTOBER 1, 1998
15,725,523          -   NEW YORK INSURANCE COMPANY,

                         7.4%, DUE SEPTEMBER 30, 1999
 7,592,448          -   PRINCIPAL MUTUAL LIFE INS. CO.,
                         7.5%, DUE MARCH 31, 2000


                      LOANS RECEIVABLE - PARTICIPANTS





         1995
    COST      MARKET

$  6,162,449 $ 6,162,449


 302,531,096 384,605,837


  10,976,784  11,761,953
  22,864,945  26,462,197
           -           -
           -           -
  19,906,546  25,256,272
   2,032,373   2,092,196
   1,924,781   1,948,831
  57,705,429  67,521,449





          -           -

          -           -

          -           -

  24,879,579  24,879,579

  11,100,608  11,100,608

   5,563,327   5,563,327
  10,792,171  10,792,171

  10,896,284  10,896,284

   5,627,435   5,627,435

  15,725,523  15,725,523

   7,592,448   7,592,448

  92,177,375  92,177,375

  15,313,671  15,313,671

$473,890,020$565,780,781





            1994
   COST             MARKET

$  2,198,824    $  2,198,824


287,836,422      397,657,396

  7,528,285        6,946,380
 16,768,644       17,496,668
  1,852,001        1,852,001
  2,140,748        1,721,077
 10,947,648       12,334,080
          -                -
          -                -
 39,237,326       40,350,206




 15,962,152       15,962,152

  4,071,741        4,071,741

  5,493,104        5,493,104

 23,199,906       23,199,906

 15,848,843       15,848,843

 15,870,454       15,870,454


 10,109,762       10,109,762

 10,320,405       10,320,405

          -                -

          -                -

          -                -
100,876,367      100,876,367

 14,271,237       14,271,237


$444,420,176    $555,354,030

SCHEDULE II


MARSH & McLENNAN COMPANIES STOCK INVESTMENT PLAN
SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE TWELVE MONTHS ENDED JUNE 30, 1995





                                  CURRENT             NET
DESCRIPTION OF ASSET           COST OF ASSET     VALUE OF ASSET

TRANSACTIONS BY ISSUE:


BANKERS TRUST COMPANY OF NEW YORK
      PYRAMID CASH TEMPORARY FUND
      INVESTMENTS

         390 PURCHASES         $104,894,740    $104,894,740
         249 SALES              100,931,116     100,931,116


MARSH & McLENNAN COMPANIES, INC.
      COMMON STOCK

         105 PURCHASES         $ 24,908,823    $ 24,908,823
         12 SALES                 7,778,275      10,200,105

      GAIN (LOSS)








      $    -
           -






      $    -
        2,421,830